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               [LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI]


                               October 18, 1996


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk, Mail Stop 1-4

      Re: Telesensory Corporation
          Registration Statement on Form 8-A

Ladies and Gentlemen:

      On behalf of Telesensory Corporation, a California corporation (the "Company"), we hereby withdraw the Company's Registration Statement on Form 8-A filed with the Commission on October 10, 1996.

      Please contact Sandy Rozynko of our offices or me with any questions or comments that you have.


                                         Very truly yours,

                                         WILSON SONSINI GOODRICH & ROSATI
                                         Professional Corporation

                                         /s/ Jason M. Brady

                                         Jason M. Brady


cc: Larry Israel
    Mike Danaher
    Sandy Rozynko